UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2019

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First-Quarter 2019 Results,” dated May 9, 2019.

Exhibit

1.	Press Release dated May 9, 2019

Textainer Group Holdings Limited

Reports First-Quarter 2019 Results

HAMILTON, Bermuda – (BUSINESS WIRE) – May 9, 2019 –Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the first-quarter ended March 31, 2019.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q1 2019	Q4 2018	Q1 2018
Lease rental income (1)	$155,526	$157,115	$148,626
Gain on sale of owned fleet containers, net	$6,767	$9,591	$6,627
Income from operations	$58,700	$56,334	$48,656
Net income attributable to Textainer Group Holdings Limited common shareholders	$17,050	$12,241	$18,718
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.30	$0.21	$0.33
Adjusted net income (2)	$22,442	$11,917	$17,008
Adjusted net income per diluted common share (2)	$0.39	$0.21	$0.30
Adjusted EBITDA (2)	$118,129	$115,000	$105,253
Average fleet utilization	98.3%	98.6%	97.8%
Total fleet size at end of period (TEU)	3,410,710	3,354,724	3,329,110
Owned percentage of total fleet at end of period	79.5%	78.9%	75.8%

(1)	“Lease rental income” includes both owned and managed fleet lease rental income. See note (a) within the attached Condensed Consolidated Statements of Comprehensive Income.

(2)

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in section “Reconciliation of GAAP financial measures to non-GAAP financial measures” below. Section “Reconciliation of GAAP financial measures to non-GAAP financial measures” provides certain qualifications and limitations on the use of Non-GAAP Measures.

•	Lease rental income of $155.5 million for the first quarter, as compared to $157.1 million in the fourth quarter of 2018;
•	Adjusted net income of $22.4 million for the first quarter, or $0.39 per diluted common share, as compared to $11.9 million, or $0.21 per diluted common share in the fourth quarter of 2018;
•	Adjusted EBITDA of $118.1 million for the first quarter, an increase of $3.1 million (or 2.7%) from the fourth quarter of 2018;
•	Issued $350 million fixed rate asset backed notes on April 24, 2019, increasing our ratio of fixed rate or hedged debt to 84% of total debt outstanding;
•	Utilization averaged 98.3% for the first quarter, as compared to 98.6% for the fourth quarter of 2018; and
•	Container investments of approximately $200 million delivered during the first quarter.

“We are pleased with our performance in the first quarter, which was in line with our expectations.  Adjusted EBITDA increased $3.1 million, or 2.7%, to $118.1 million, while adjusted net income increased $10.5 million, or 88.3%, to $22.4 million in the first quarter as compared to the fourth quarter of 2018. These improvements were achieved despite the slow market activity that we experienced towards the end of 2018 and which continued through the first quarter, resulting in a slightly lower lease rental income of $155.5 million,” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

Ghesquiere continued, “Despite a quiet start to the year and uncertainties about the world economy, trade and shipping volumes have remained strong following the robust expansion experienced in 2018. We remain optimistic that we will deliver growth and improved financial performance as we continue to implement our strategic initiatives and anticipate an acceleration in overall market activity in the second half of the year. The fundamentals of our business remain positive, evidenced by low turn-in activity, high utilization, a stable container resale environment, reasonable inventory levels, and recently increasing new container prices.  In addition, with the successful completion of our recent $350 million asset backed financing, we remain well positioned and ready to capture profitable market growth opportunities as they arise.”

First-Quarter Results

Lease rental income decreased $1.6 million from the fourth quarter of 2018, mostly due to having two fewer billing days in the first quarter of 2019. This was partially offset by a slight increase in the average rental rate of the fleet, resulting in stable revenues per available day.

Trading container margin increased $1.3 million from the fourth quarter of 2018 and $2.2 million from the first quarter of 2018, mostly due to an increase in the number of containers sold.

Gain on sale of owned fleet containers, net, decreased $2.8 million from the fourth quarter of 2018 due primarily to a decrease in the number of containers sold as volumes fell back in line with our normal run rate.

Direct container expense – owned fleet, decreased $3.5 million, compared to the fourth quarter of 2018, mostly due to container recovery costs for defaulted lessees that did not recur during the current quarter, as well as a decrease in repositioning expense. Direct container expense – owned fleet, decreased $2.0 million, compared to the first quarter of 2018, primarily due to a decrease in repositioning expense.

Container impairment was $0.8 million for the quarter, mostly related to normal activity from containers moved to disposal.  Overall, the level of impairment was lower than in the fourth quarter of 2018 as no further impairment for unrecoverable containers held by defaulted lessees was recorded.

General and administrative expense decreased $0.8 million, compared to the fourth quarter of 2018, due mostly to a reduction in professional fees.

Bad debt expense was $0.2 million for the quarter, relating to normal adjustments to existing reserves with no new defaulted lessees.

Unrealized loss on interest rate swaps, collars and caps, net, was $5.7 million for the quarter, resulting from a notable decrease in the forward LIBOR curve at the end of the quarter which reduced the value of our interest rate derivatives. This is a non-cash loss that flows through our Net income as we have not elected to designate our derivative instruments under hedge accounting. However, Textainer intends to hold the underlying hedges until maturity, therefore, any unrealized gain or loss will net to zero over the life of the hedge.

A gain on insurance recovery of $8.7 million was recorded in the fourth quarter of 2018, relating to the final insurance settlement of the Hanjin bankruptcy, with no comparable recovery during the first quarter of 2019.

Conference Call and Webcast

A conference call to discuss the financial results for the first quarter 2019 will be held at 5:00 pm EDT on Thursday, May 9, 2019. The dial-in number for the conference call is 1-855-327-6838 (U.S. & Canada) and 1-631-891-4304 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 3.4 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) we will deliver growth and an improvement in financial performance; (ii) we anticipate an acceleration in market activity in the second half of the year; and (iii) we will hold all hedges until maturity. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2019.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months Ended March 31, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2019		2018
Revenue:
Lease rental income - owned fleet		$128,973		$120,222
Lease rental income - managed fleet (a)		26,553		28,404
Lease rental income		155,526		148,626

Management fees - non-leasing (a)		2,301		1,815

Trading container sales proceeds (b)		13,300		2,401
Cost of trading containers sold (b)		(10,732)		(2,105)
Trading container margin		2,568		296

Gain on sale of owned fleet containers, net (b)		6,767		6,627

Operating expenses:
Direct container expense - owned fleet		11,647		13,696
Distribution to managed fleet owners (a)		24,480		26,231
Depreciation expense		60,944		56,334
Container impairment		800		832
Amortization expense		602		1,822
General and administrative expense (c)		9,830		10,400
Bad debt expense (benefit), net		159		(607)
Total operating expenses		108,462		108,708
Income from operations		58,700		48,656
Other (expense) income:
Interest expense		(37,516)		(31,619)
Interest income		638		303
Realized gain on interest rate swaps, collars and caps, net		1,444		1,184
Unrealized (loss) gain on interest rate swaps, collars and caps, net		(5,738)		2,263
Other, net		-		2
Net other expense		(41,172)		(27,867)
Income before income tax and noncontrolling interests		17,528		20,789
Income tax expense		(373)		(560)
Net income		17,155		20,229
Less: Net income attributable to the noncontrolling interests	(105)		(1,511)
Net income attributable to Textainer Group Holdings Limited common shareholders	$17,050		$18,718
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.30		$0.33
Diluted	$0.30		$0.33
Weighted average shares outstanding (in thousands):
Basic	57,475		57,099
Diluted	57,587		57,530
Other comprehensive income:
Foreign currency translation adjustments		107		106
Comprehensive income		17,262		20,335
Comprehensive income attributable to the noncontrolling interests		(105)		(1,511)
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$17,157		$18,824

(a)

Management fees for managed fleet leasing revenue for the period ended March 31, 2018 have been reclassified to present the gross amount of revenue and expense under separate line items “lease rental income – managed fleet” and “distribution to managed fleet owners” to conform with the 2019 presentation. Management fees - non-leasing include acquisition fees and sales commission earned on the managed fleet.

(b)	Amounts for the period ended March 31, 2018 have been reclassified to conform with the 2019 presentation.

(c)

Amounts for the period ended March 31, 2018 have been reclassified out of the separate line items “short term incentive compensation expense” and “long term incentive compensation expense” and included within “general and administrative expense” to conform with the 2019 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2019 and December 31, 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$132,001	$137,298
Accounts receivable, net of allowance for doubtful accounts of $4,190 and $4,082, respectively	105,205	110,222
Net investment in direct financing and sales-type leases	38,246	39,270
Trading containers	33,801	40,852
Containers held for sale	24,126	21,874
Prepaid expenses and other current assets	18,861	12,855
Insurance receivable	—	9,814
Due from affiliates, net	1,682	1,692
Total current assets	353,922	373,877
Restricted cash	87,522	87,630
Containers, net of accumulated depreciation of $1,342,732 and $1,322,221, respectively	4,182,395	4,134,016
Net investment in direct financing and sales-type leases	147,613	127,790
Fixed assets, net of accumulated depreciation of $11,731 and $11,525, respectively	1,967	2,066
Intangible assets, net of accumulated amortization of $43,868 and $43,266, respectively	6,782	7,384
Interest rate swaps, collars and caps	3,242	5,555
Deferred taxes	2,090	2,087
Other assets	15,670	3,891
Total assets	$4,801,203	$4,744,296
Liabilities and Equity
Current liabilities:
Accounts payable	$6,039	$5,151
Accrued expenses	13,616	20,023
Container contracts payable	93,265	42,710
Other liabilities	2,047	219
Due to owners, net	7,186	8,322
Debt, net of unamortized deferred financing costs of $5,667 and $5,738, respectively	177,684	191,689
Total current liabilities	299,837	268,114
Debt, net of unamortized deferred financing costs of $20,589 and $22,248, respectively	3,207,701	3,218,138
Interest rate swaps, collars and caps	7,064	3,639
Income tax payable	9,671	9,570
Deferred taxes	8,188	7,039
Other liabilities	14,433	1,805
Total liabilities	3,546,894	3,508,305
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,032,164 shares issued and 57,402,164 shares outstanding	581	581
Additional paid-in capital	407,139	406,083
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive loss	(329)	(436)
Retained earnings	826,784	809,734
Total Textainer Group Holdings Limited shareholders’ equity	1,225,026	1,206,813
Noncontrolling interests	29,283	29,178
Total equity	1,254,309	1,235,991
Total liabilities and equity	$4,801,203	$4,744,296

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2019	2018
Cash flows from operating activities:
Net income	$17,155	$20,229
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	60,944	56,334
Container impairment	800	832
Bad debt expense (recovery), net	159	(607)
Unrealized loss (gain) on interest rate swaps, collars and caps, net	5,738	(2,263)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	1,870	2,213
Amortization of intangible assets	602	1,822
Gain on sale of owned fleet containers, net	(6,767)	(6,627)
Share-based compensation expense	1,056	1,504
Changes in operating assets and liabilities	25,552	4,554
Total adjustments	89,954	57,762
Net cash provided by operating activities	107,109	77,991
Cash flows from investing activities:
Purchase of containers and fixed assets	(119,335)	(253,619)
Proceeds from sale of containers and fixed assets	32,885	32,639
Net cash used in investing activities	(86,450)	(220,980)
Cash flows from financing activities:
Proceeds from debt	40,000	714,000
Principal payments on debt	(66,171)	(533,367)
Debt issuance costs	—	(2,674)
Issuance of common shares upon exercise of share options	—	25
Net cash (used in) provided by financing activities	(26,171)	177,984
Effect of exchange rate changes	107	106
Net (decrease) increase in cash, cash equivalents and restricted cash	(5,405)	35,101
Cash, cash equivalents and restricted cash, beginning of the year	224,928	237,569
Cash, cash equivalents and restricted cash, end of the period	$219,523	$272,670

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months Ended March 31, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (c)  below and defined as “Non-GAAP Measures”) for the three months ended March 31, 2019 and 2018, including:

(a)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized gain on interest rate swaps, collars and caps, net, unrealized loss (gain) on interest rate swaps, collars and caps, net, income tax expense, net income attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized loss (gain) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income attributable to the NCI); and

(c)

net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized loss (gain) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized loss (gain) will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized loss (gain) on interest rate swaps, collars and caps, net, is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment are a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended
	March 31,
	2019	2018
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$17,050	$18,718
Adjustments:
Unrealized loss (gain) on interest rate swaps, collars and caps, net	5,738	(2,263)
Impact of reconciling items on income tax expense	(57)	22
Impact of reconciling items on net income attributable to the noncontrolling interests	(289)	531
Adjusted net income	$22,442	$17,008
Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.30	$0.33
Adjustments:
Unrealized loss (gain) on interest rate swaps, collars and caps, net	0.10	(0.04)
Impact of reconciling items on income tax expense	—	—
Impact of reconciling items on net income attributable to the noncontrolling interests	(0.01)	0.01
Adjusted net income per diluted common share	$0.39	$0.30

	Three Months Ended
	March 31,
	2019	2018
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$17,050	$18,718
Adjustments:
Interest income	(638)	(303)
Interest expense	37,516	31,619
Realized gain on interest rate swaps, collars and caps, net	(1,444)	(1,184)
Unrealized loss (gain) on interest rate swaps, collars and caps, net	5,738	(2,263)
Income tax expense	373	560
Net income attributable to the noncontrolling interests	105	1,511
Depreciation expense	60,944	56,334
Container impairment	800	832
Amortization expense	602	1,822
Impact of reconciling items on net income attributable to the noncontrolling interests	(2,917)	(2,393)
Adjusted EBITDA	$118,129	$105,253

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2019

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer